Alithya welcomes Ines Gbegan to its Board of Directors

MONTREAL, QUEBEC (March 21, 2024) – The Board of Directors of Alithya Group Inc. (TSX: ALYA) ("Alithya") today announced the appointment of Ines Gbegan as an independent director, increasing the total number of directors serving on Alithya’s board to nine.

Ines Gbegan has accumulated more than 15 years of Chartered Accountant experience in audits, corporate accounting, and financial reporting. As Vice President of Finance with Biron Health Group, she leads a team of professionals managing activities related to accounting, finance, payroll, treasury management, finance shared services, and finance transformation. In her current role, she also supervises the supply chain and the facilities management and development functions. Ms. Gbegan also plays an active role in the company’s strategic planning process, comprising, among other things, acquisitions, due diligence, and post-acquisition implementation. She previously served in senior accounting roles with Transdev Canada, Enerkem, CGI, and PwC.

For more than five years, Ms. Gbegan has also been teaching accounting at HEC Montréal, an internationally renowned business school from which she previously graduated with a Bachelor of Business Administration (B.B.A.) in Accounting and Finance, a Specialized Graduate Diploma in Public Accounting, and a Master's Degree in Professional Accounting.

In 2022, Ms. Gbegan became an “Aces of Finance” recipient, awarded by Financial Executives International Canada in recognition of distinguished financial management officials. Ms. Gbegan is also a member of the Chartered Professional Accountants of Quebec.

Quote from Pierre Turcotte, Chairman of the Board of Directors, Alithya:

“We are delighted to have Ines Gbegan join us as a member of the board of Alithya, bringing with her a wealth of expertise in both the professional services and healthcare sectors. As we embark on our new strategic plan for fiscal 2025-2027, her insight and deep knowledge of key sectors will undoubtedly enrich our discussions and guide our decisions, as will her extensive expertise in finance, accounting and risk management. The healthcare sector remains a pivotal focus for Alithya, and Ines’s invaluable perspectives will play an important role in shaping our path forward.”

About Alithya

Empowered by the passion and enthusiasm of a talented global workforce, Alithya is positioned on the crest of the digital wave as a trusted advisor in strategy and digital technology services. Transforming the world one digital step at a time, Alithya leverages collective intelligence and expertise to develop practical IT solutions tailored to complex business challenges. As shared stewards of its clients' success, Alithya accompanies them through the full cycle of their digital evolutions, paving new roads to the future of their businesses.

Living up to its name, meaning truth, Alithya embraces a business model that avoids industry buzzwords and technical jargon to deliver straight talk provided by collaborative teams focused on three main pillars: strategic consulting, enterprise transformation, and business enablement.

With two gender parity certifications obtained in Canada and the United States, and in pursuit of indigenous relations and carbon neutral certifications, Alithya strives to balance its desire to do the right thing with its commitment to doing things right.

Source
Benjamin Cerantola
Director of Communications
benjamin.cerantola@alithya.com